April 9, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Kari Jin, Staff Accountant

Re:           TransAct Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2008
Form 8-K filed March 10, 2009
File No. 0-21121

Dear Ms. Jin,

We are in receipt of the staff’s comment letter dated March 31, 2009 (the “Comment Letter”) regarding the Form 10-K for the fiscal year ended December 31, 2008 and Form 8-K filed on March 10, 2009 for TransAct Technologies Incorporated (“TransAct”).  As we discussed today, TransAct anticipates filing its response to the Comment Letter on or about April 24, 2009.  If you have any questions, please contact me at (203) 859-6810 or by email at sdemartino@transact-tech.com.

Regards,

/s/ Steven A. DeMartino

Steven A. DeMartino
TransAct Technologies Incorporated
Executive Vice President, Chief Financial Officer,
 Treasurer and Secretary